GS VALET, INC.
4315 Lemac Drive
Houston, Texas 77096

Heather Clark
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	GS Valet, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed January 10, 2013
File No. 333-182629

Dear Ms. Clark:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated January 14, 2013:

1.
Please amend your Form 8-K, number 1(e) to cover the interim period from the date of the last audited financial statements through the date your former auditor declined to stand for re-appointment. See Item 304(a)(1)(v) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. Please ensure that the date in the exhibit 16 letter references the date on the cover page of the amended 8-K.

RESPONSE:
We have amended the disclosure on our Form 8-K, number 1(e) to cover the interim period from the date of the last audited financial statements through the date our former auditor declined to stand for re-appointment, January 10, 2013.

We have also included and updated letter from our former auditor addressing this revised disclosure and ensured the date on the exhibit 16 letter references the date on the cover page of the amended 8-K.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GS Valet, Inc.

/s/ Neil Scheckter
Neil Scheckter
President and CEO